SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ceres, Inc.

(Name of Issuer)

Common Shares, Par Value $0.01

(Title of Class of Securities)

156773 10 3

(CUSIP Number)

February 27, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156773 10 3

1	Name of Reporting Person: Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,922,345(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,922,345(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,345(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.8%(2)

12	Type of Reporting Person PN

(1)                                  Includes 461,538 Common Shares, par value $0.01 (“Common Shares”), of Ceres, Inc., a Delaware corporation (the “Issuer”), that may be issued in the event of the exercise by Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), of its Series F Common Stock Warrants (the “Series F Warrants”).  The Series F Warrants expire on the earlier of September 4, 2015 and the occurrence of a merger, consolidation or sale of substantially all of the assets of the Issuer.

(2)                                  Calculation based on the total number of Common Shares outstanding, calculated as the sum of: (i) 24,234,573 Common Shares issued and outstanding as of February 29, 2012, based on information provided by the Issuer, and (ii) the 461,538 Common Shares for which the Series F Warrants issued to WP IX are exercisable and that are included in the amount shown as beneficially owned above.

CUSIP No. 156773 10 3

1	Name of Reporting Person: Warburg Pincus IX LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,922,345(1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,922,345(1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,345(1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.8%(3)

12	Type of Reporting Person OO

(1)                                  Includes 461,538 Common Shares of the Issuer that may be issued in the event of the exercise by WP IX of its Series F Warrants.  The Series F Warrants expire on the earlier of September 4, 2015 and the occurrence of a merger, consolidation or sale of substantially all of the assets of the Issuer.

(2)                                  The reporting person expressly disclaims beneficial ownership with respect to any securities of the Issuer other than the securities owned of record by such reporting person.

(3)                                  Calculation based on the total number of Common Shares outstanding, calculated as the sum of: (i) 24,234,573 Common Shares issued and outstanding as of February 29, 2012, based on information provided by the Issuer, and (ii) the 461,538 Common Shares for which the Series F Warrants issued to WP IX are exercisable and that are included in the amount shown as beneficially owned above.

CUSIP No. 156773 10 3

1	Name of Reporting Person: Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,922,345(1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,922,345(1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,345(1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.8%(3)

12	Type of Reporting Person OO

(1)                                  Includes 461,538 Common Shares of the Issuer that may be issued in the event of the exercise by WP IX of its Series F Warrants.  The Series F Warrants expire on the earlier of September 4, 2015 and the occurrence of a merger, consolidation or sale of substantially all of the assets of the Issuer.

(2)                                  The reporting person expressly disclaims beneficial ownership with respect to any securities of the Issuer other than the securities owned of record by such reporting person.

(3)                                  Calculation based on the total number of Common Shares outstanding, calculated as the sum of: (i) 24,234,573 Common Shares issued and outstanding as of February 29, 2012, based on information provided by the Issuer, and (ii) the 461,538 Common Shares for which the Series F Warrants issued to WP IX are exercisable and that are included in the amount shown as beneficially owned above.

CUSIP No. 156773 10 3

1	Name of Reporting Person: Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,922,345(1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,922,345(1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,345(1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.8%(3)

12	Type of Reporting Person PN

(1)                                  Includes 461,538 Common Shares of the Issuer that may be issued in the event of the exercise by WP IX of its Series F Warrants.  The Series F Warrants expire on the earlier of September 4, 2015 and the occurrence of a merger, consolidation or sale of substantially all of the assets of the Issuer.

(2)                                  The reporting person expressly disclaims beneficial ownership with respect to any securities of the Issuer other than the securities owned of record by such reporting person.

(3)                                  Calculation based on the total number of Common Shares outstanding, calculated as the sum of: (i) 24,234,573 Common Shares issued and outstanding as of February 29, 2012, based on information provided by the Issuer, and (ii) the 461,538 Common Shares for which the Series F Warrants issued to WP IX are exercisable and that are included in the amount shown as beneficially owned above.

CUSIP No. 156773 10 3

1	Name of Reporting Person: Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,922,345(1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,922,345(1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,345(1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.8%(3)

12	Type of Reporting Person OO

(1)                                  Includes 461,538 Common Shares of the Issuer that may be issued in the event of the exercise by WP IX of its Series F Warrants.  The Series F Warrants expire on the earlier of September 4, 2015 and the occurrence of a merger, consolidation or sale of substantially all of the assets of the Issuer.

(2)                                  The reporting person expressly disclaims beneficial ownership with respect to any securities of the Issuer other than the securities owned of record by such reporting person.

(3)                                  Calculation based on the total number of Common Shares outstanding, calculated as the sum of: (i) 24,234,573 Common Shares issued and outstanding as of February 29, 2012, based on information provided by the Issuer, and (ii) the 461,538 Common Shares for which the Series F Warrants issued to WP IX are exercisable and that are included in the amount shown as beneficially owned above.

CUSIP No. 156773 10 3

1	Name of Reporting Person: Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,922,345(1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,922,345(1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,345(1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.8%(3)

12	Type of Reporting Person IN

(1)                                  Includes 461,538 Common Shares of the Issuer that may be issued in the event of the exercise by WP IX of its Series F Warrants.  The Series F Warrants expire on the earlier of September 4, 2015 and the occurrence of a merger, consolidation or sale of substantially all of the assets of the Issuer.

(2)                                  The reporting person expressly disclaims beneficial ownership with respect to any securities of the Issuer other than the securities owned of record by such reporting person.

(3)                                  Calculation based on the total number of Common Shares outstanding, calculated as the sum of: (i) 24,234,573 Common Shares issued and outstanding as of February 29, 2012, based on information provided by the Issuer, and (ii) the 461,538 Common Shares for which the Series F Warrants issued to WP IX are exercisable and that are included in the amount shown as beneficially owned above.

CUSIP No. 156773 10 3

1	Name of Reporting Person: Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,922,345(1)(2)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,922,345(1)(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,922,345(1)(2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 11.8%(3)

12	Type of Reporting Person IN

(1)                                  Includes 461,538 Common Shares of the Issuer that may be issued in the event of the exercise by WP IX of its Series F Warrants.  The Series F Warrants expire on the earlier of September 4, 2015 and the occurrence of a merger, consolidation or sale of substantially all of the assets of the Issuer.

(2)                                  The reporting person expressly disclaims beneficial ownership with respect to any securities of the Issuer other than the securities owned of record by such reporting person.

(3)                                  Calculation based on the total number of Common Shares outstanding, calculated as the sum of: (i) 24,234,573 Common Shares issued and outstanding as of February 29, 2012, based on information provided by the Issuer, and (ii) the 461,538 Common Shares for which the Series F Warrants issued to WP IX are exercisable and that are included in the amount shown as beneficially owned above.

Item 1(a).	Name of Issuer: Ceres, Inc., a Delaware corporation (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1535 Rancho Conejo Boulevard Thousand Oaks, CA 91320

Item 2(a).

Names of Persons Filing:

This Schedule 13G is being filed by: (a) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”); (b) Warburg Pincus IX LLC, a New York limited liability company (“WP IX GP”), the general partner of WP IX; (c) Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), the sole member of WP IX GP; (d) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners; (e) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), the manager of WP IX; and (f) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  WP IX, WP IX GP, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons.”

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

Item 2(b).	Address or Principal Business Office or, if none, Residence: The principal business address of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.
Item 2(c).	Citizenship: See Item 2(a) above.
Item 2(d).	Title of Class of Securities: Common shares, par value $0.01 (“Common Shares”).
Item 2(e).	CUSIP Number: 156773 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Items 4(a) — (c) is set forth in Rows 5 — 11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

WP IX is the record holder of 2,460,807 Common Shares and Series F Common Stock Warrants (“Series F Warrants”) that entitle it to purchase an additional 461,538 Common Shares at an exercise price of $19.50, for an aggregate total of 2,922,345 Common Shares of the Issuer upon the exercise of the Series F Warrants by WP IX.  As the general partner of WP IX, WP IX GP may be deemed to beneficially own the Common Shares and Series F Warrants held of record by WP IX.  As the sole member of WP IX GP, WP Partners may be deemed to beneficially own the Common Shares and Series F Warrants held of record by WP IX.  As the managing member of WP Partners, WP may be deemed to beneficially own the Common Shares and Series F Warrants held of record by WP IX.  As the manager of WP IX, WP LLC may be deemed to beneficially own the Common Shares and Series F Warrants held of record by WP IX.  Each of Messrs. Charles R. Kaye and Joseph P. Landy, as a Managing General Partner of WP and Co-President and Managing Member of WP LLC, may be deemed to beneficially own the Common Shares and Series F Warrants held of record by WP IX.  Each of the Warburg Pincus Reporting Persons expressly disclaims beneficial ownership with respect to any securities of the Issuer other than the securities owned of record by such reporting person.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act.  The Joint Filing Agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  April 11, 2012

WARBURG PINCUS PRIVATE EQUITY IX, L.P. By: Warburg Pincus IX LLC, its general partner By: Warburg Pincus Partners LLC, its sole member By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX LLC By: Warburg Pincus Partners LLC, its sole member By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS LLC By: Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Managing Director

[Signature Page — Schedule 13G]

CHARLES R. KAYE

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare, as attorney-in-fact* for Charles R. Kaye

JOSEPH P. LANDY

By:	/s/ Scott A. Arenare
	Name:	Scott A. Arenare, as attorney-in-fact* for Joseph P. Landy

*  Powers of Attorney given by Messrs. Kaye and Landy were previously filed with the U.S. Securities and Exchange Commission on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

[Signature Page — Schedule 13G]